2010

January 4, 2010

Dear Shareholders,

Well, it's that time of year again. We briefly look back at 2009 and then with a combination of dread and tempered optimism, we try to make sense of the abundant forecasts and predictions that are so freely offered up at this time of year.

In our shareholder letter from one year ago, our forecast was that "The Fix is In." It was our opinion that the Government would be forced to spend massive amounts of money to save the banking system and prop up the economy. That in turn would lead to a stock/bond rally once investors had determined that a doomsday scenario was taken off the table. This is precisely how economic events have played out. The stock market advanced 26.1% as measured by the S&P 500 index while our stock Growth & Income Fund was up slightly more than twice that number at 53.8%.

Bond investors also participated in the relief rally as our Income Fund advanced 17% while the Lipper Intermediate Bond index was up 14.3% and Government bonds returned 3.5%.

Although 2009 unfolded as we had hoped, for this New Year we are going to set aside the crystal ball - no predictions and no forecasts. For 2010 we are going to continue to manage the Growth & Income Fund consistent with the theme we articulated in our September newsletter by "striking a note of caution."
We continue to hold about 25% of the portfolio in cash. Our search for new investments focuses on companies having a limited amount of debt with the ability to grow earnings in a recession, and at purchase prices that would be considered a bargain. We believe the portfolio is positioned with the flexibility to continue to make money if the stock market moves higher, and a large cash position affording us the chance to capitalize on opportunities presented in a declining market.

The investment challenges for our Income Fund managers are equal to or greater than what we face in the stock market. Given the extremely low interest rate environment, it is our desire to achieve rates of return greater than what is available in money market funds or CD's, but with less risk.

Year End Statements

In a few days you will be receiving your year-end statements. You will notice we paid a year-end dividend of regular income in both funds as required by the IRS. This was not a capital gains distribution; it was a payment of accumulated net income.

Government Changes ROTH IRA Rule

Uncle Sam has lifted the income restrictions on converting regular or SEP IRA's to ROTH IRA's. For some of you, this may be one of the most important decisions you can make in retirement planning. There are many pluses and minuses that should be considered in consultation with your CPA. If you don't have a CPA then give us a call and we can help you with some of the basic questions.

Warm Regards,

Dick McCormick

NAV Value as of 12/31/09:

Elite Income Fund - $10.27
Growth & Income - $13.38